November 9, 2015
VIA EDGAR CORRESPONDENCE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Patrick Gilmore, Accounting Branch Chief

Re:    Acacia Research Corporation
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 2, 2015
File No. 000-26068

Dear Mr. Gilmore:
Set forth below are the responses of Acacia Research Corporation (the “Company,” “we,” “our” or “us”) to comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) made by letter dated October 26, 2015 (the “Comment Letter”), concerning our Form 10-K for the Fiscal Year Ended December 31, 2014, filed March 2, 2015 (the “Form 10-K”). Our responses are preceded by a reproduction of the corresponding Staff comments as set forth in the Comment Letter, and each response contains a reference to the page number(s), as applicable, where the responsive information may be found in the Form 10-K.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

1.
Your response to prior comment 4 in the August 10, 2015 letter states that estimated fair value of your single reporting unit based on the sum of control premium and market capitalization and the income valuation approach were 4% and 33%, respectively, above the June 30, 2015 carrying value of the net assets. Subsequently, we note that your stock price declined from $8.77 on June 30, 2015 to $7.40 on October 23, 2015, and your revenue decreased from $40 million to $13 million for the 3 months period ended June 30, 2015 and September 30, 2015, respectively. In your Form 10-Q for the quarterly period ended September 30, 2015, please confirm that you will disclose the following: (1) the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test; and (2) a discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time). Refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.

Company Response: We hereby confirm that we have included the following disclosures in our Form 10-Q for the quarterly period ended September 30, 2015, filed on November 9, 2015:
Goodwill Impairment Testing (page 21, Item. 2, “Critical Accounting Estimates”)
At June 30, 2015 and September 30, 2015, the goodwill balance totaled $30.1 million. Goodwill is tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. Factors considered important, which could trigger an impairment review, include the following:

•	significant other-than-temporary decline in our stock price for a sustained period;

•	significant underperformance relative to expected historical or projected future operating results;

•	significant changes in the manner of use of assets or the strategy for our overall business;

•	significant negative industry or economic trends; and

•	significant adverse changes in legal factors or in the business climate, including adverse regulatory actions or assessments.

We consider our market capitalization and other valuation techniques, as applicable, when estimating fair value for goodwill impairment tests. When conducting our annual and interim goodwill impairment assessments, we initially perform a qualitative evaluation (considering factors described above as applicable) of whether it is more likely than not that goodwill is impaired. If it is determined by a qualitative evaluation that it is more likely than not that goodwill is impaired, we then apply a two-step impairment test. The two-step impairment test first compares the estimated fair value of our single reporting unit to its carrying or book value. If the estimated fair value of the reporting unit exceeds its carrying value, goodwill is not impaired and we are not required to perform further testing. If the carrying value of the reporting unit exceeds its estimated fair value, we are required to determine the estimated implied fair value of the reporting unit’s goodwill and if the carrying value of the reporting unit’s goodwill exceeds its estimated implied fair value, then an impairment loss equal to the difference is recorded in the consolidated statements of operations.
June 30, 2015 Goodwill Impairment Assessment. At June 30, 2015, we assessed the impact of the recent downward volatility in our stock price and concluded that the decline constituted a triggering event requiring an interim goodwill impairment test. We conducted the first step of the goodwill impairment test for our single reporting unit as of June 30, 2015. The estimated fair value of the reporting unit exceeded its carrying value as of June 30, 2015 by approximately 4%, utilizing the market capitalization plus cost synergies approach described below, and therefore, goodwill was determined to not be impaired as of June 30, 2015.
September 30, 2015 Goodwill Impairment Analysis Update. We updated the quantitative impairment assessment described above as of September 30, 2015, conducting the first step of the goodwill impairment test described above for our single reporting unit as of September 30, 2015. The fair value of the reporting unit exceeded its carrying value as of September 30, 2015, and therefore goodwill was determined to not be impaired as of September 30, 2015.
At September 30, 2015, fair value was estimated using our market capitalization as of September 30, 2015. The estimated market capitalization was determined by multiplying our stock price and the common shares outstanding as of September 30, 2015, resulting in a market capitalization and fair value estimate of approximately $460.8 million. The carrying value of the Company was $439.5 million at September 30, 2015, resulting in an excess fair value estimate of $21.3 million or 5%. When considering an estimated control premium based on estimated cost synergies that could be realized by an acquirer in a hypothetical sale of the company, the estimated fair value increased to $502.8 million, resulting in an excess fair value estimate of $63.3 million or 14%.
Utilization of our market capitalization in the first step of the analysis to estimate the fair value of the Company for the purpose of assessing the recoverability of goodwill is significantly impacted by our stock price at the measurement date. Historically, our stock price has been volatile, and this volatility has continued for the periods reflected herein, ranging from $7.88 to $17.22 during the 2015 periods. In addition, subsequent to September 30, 2015, our stock price volatility has continued, trending downward to $6.91 as of November 3, 2015. If the first step of the analysis was performed using the market capitalization approach as of November 3, 2015, the fair value estimate would have been approximately $350.6 million, resulting in a deficit of $88.9 million or 20% when compared to our September 30, 2015 carrying value. If the first step of the analysis was performed using the market capitalization plus control premium approach on the same date, the fair value estimate would have been $392.6 million, resulting in a deficit of $46.9 million or 11% when compared to our September 30, 2015 carrying value.
If this downward stock price movement since September 30, 2015 were deemed to be sustained and/or other-than-temporary, we may fail the first step of the goodwill impairment analysis using the market capitalization measurement approach and market capitalization plus cost synergies approach in future periods. As of the date of this report, management believes that the decline in our stock price subsequent to September 30, 2015 is temporary, based on the historical volatility of our stock price and management's belief that there have been no material changes to the estimates, judgments and assumptions underlying our estimates of fair value of the Company, subsequent to September 30, 2015. However, as of the filing date of this report, our operating subsidiaries have in excess of 10 patent infringement cases with a scheduled trial date in the next six months (refer to our website for additional information). It is difficult to predict the outcome of patent enforcement litigation at the trial level, and outcomes can be unfavorable. An unfavorable outcome in certain of the litigations scheduled to occur in the next six months could materially impact our stock price (potentially resulting in an other-than-temporary-decline) and could materially reduce expected estimated future cash flows, which could materially reduce estimates of fair value in future periods. If, in future periods it is determined by the first step of the two-step impairment analysis that the carrying value of the reporting unit exceeds its fair value, we are required to determine the implied fair value of the reporting unit’s goodwill and if the carrying value of the reporting unit’s goodwill exceeds its implied fair value, then an impairment loss equal to the difference would be recorded in the consolidated statements of operations.
In future periods, fair value may be estimated using the “Income Approach,” focusing on the estimated future income-producing capability of our assets, principally our patent portfolios. The underlying premise of this approach is that the value of the company can be estimated by the present value of the estimated future net economic benefit (cash receipts less cash outlays). The approach contemplates estimates of after-tax cash flows attributable to the company's aggregate assets and converting these after-tax cash flows to present value through “discounting.” The discounting process contemplates an estimated rate of return that accounts for both the time value of money and investment risk factors. The cash inflows considered are comprised of an estimate of revenues to be generated from future licensing. Estimated cash outflows are based on estimated contractual obligations, such as contingent legal fee and inventor royalty obligations, applied to estimated revenues, in addition to other estimates of out-of-pocket expenses associated with licensing and enforcement and ongoing operations. Net cash flows also consider utilization of our applicable tax assets, including net operating loss carryforwards, subject to applicable limitations on use.
As described above, in assessing the recoverability of goodwill using a discounted cash flow analysis, significant judgments and estimates are required in connection with estimates of fair values, including estimates of the amount and timing of future cash inflows and outflows, estimates of time and risk related discount factors, estimates of costs and expenses and estimates of other factors that are used to estimate fair value. These estimates and judgments may change in future periods based on new or changing facts and circumstances. For example, significant declines in estimates of future revenues due to future adverse litigation or trial outcomes, changes in estimates of patent coverages, adverse rulings by the courts or other regulatory bodies that increase the complexity of patent law and the costs associated with the litigation process, changes in our ability to invest in additional high-quality patent portfolios in future periods, changes in estimates of our ability to launch new products or strategies, or other increases in costs associated with current or future licensing and enforcement programs, could have a material impact on estimates of fair value in connection with future interim or annual impairment tests. If these estimates or related projections result in material reductions to our estimates of fair value in future periods, future intangible asset and/or goodwill impairment tests may result in material impairment charges to earnings.

We acknowledge that:
•we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions regarding the responses set forth herein, or require any additional information, please do not hesitate to contact me at (949) 480-8300, or Mark Skaist, the Company’s outside legal counsel, at (949) 725-4117.

Very truly yours,
ACACIA RESEARCH CORPORATION

/s/ Clayton J. Haynes
Clayton J. Haynes
Chief Financial Officer and Treasurer

cc:
Acacia Research Corporation
Edward Treska, General Counsel
Kirsten Hoover, Corporate Controller

Stradling Yocca Carlson & Rauth, P.C.
Mark L. Skaist
Michael L. Lawhead